UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

HOMEINNS HOTEL GROUP
(Name of Issuer)

American Depositary Shares, each representing two ordinary shares, par value $0.005 per share
(Title of Class of Securities)

43742E102
(CUSIP Number)

Arthur S. Gabinet, Esq.
OppenheimerFunds, Inc.
225 Liberty Street, 11th Floor
New York, NY 10281
(212) 323-0200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2015
Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒ (see explanatory note to this Schedule 13D)

    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_________________________
*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43742E102	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS OppenheimerFunds, Inc. IRS No. 13-2527171
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[X]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,863,983
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,863,983
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,863,983
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.37%
14	TYPE OF REPORTING PERSON

IA

CUSIP No. 43742E102	SCHEDULE 13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Oppenheimer Developing Markets Fund IRS Identification No. 93-6305075
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,717,713
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,717,713
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,717,713 (beneficial ownership disclaimed pursuant to Rule 13d-4 of the Securities Exchange Act of 1934)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.99%
14	TYPE OF REPORTING PERSON

IV

CUSIP No. 43742E102	SCHEDULE 13D	Page 4 of 8 Pages

EXPLANATORY NOTE

This Schedule 13D is being filed with respect to American Depositary Shares (the “Shares”), each representing two ordinary shares, par value $0.005 per share (the “Ordinary Shares”), of Homeinns Hotel Group (the “Issuer”). The Shares to which this Schedule 13D relates were previously reported by the Reporting Persons on Schedule 13G, the last amendment to which was filed on June 16, 2015. This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934 (the “Exchange Act”) for the reasons set forth in Item 4 hereof.

Item 1.            Security and Issuer.

(a)           Title and Class of Equity Securities to which this Statement relates:

American Depositary Shares, each representing two Ordinary Shares, par value $0.005 per share

(b)           Name and Address of Issuer’s Principal Executive Offices:

Homeinns Hotel Group
No. 124 Caobao Road
Xuhui District
Shanghai 200235

Item 2.            Identity and Background.

(a) – (c)  This Schedule 13D is filed jointly on behalf of OppenheimerFunds, Inc., a Colorado corporation (“OFI”) and Oppenheimer Developing Markets Fund, a statutory trust organized under the laws of Delaware (the “Fund”) (collectively, the “Reporting Persons”). OFI is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and the Fund is an investment company registered under section 8 of the Investment Company Act of 1940, as amended. The address of OFI’s principal business office is 225 Liberty Street, New York, NY 10281 and the address of the Fund’s principal business office is 6803 S. Tuscon Way, Centennial, CO 80112.

The principal business of OFI is management of the investment activities of investment companies, separately managed accounts and other pooled investment vehicles. The principal business of the Fund is that of a statutory trust focusing primarily on investing in equity securities and related investment strategies.

This Schedule 13D relates to shares held for the accounts of various investment companies (including the Fund), separately managed accounts and other pooled investment vehicles advised by OFI or a wholly owned subsidiary of OFI. OFI (or a wholly owned subsidiary thereof) serves as investment manager, in each case, under an investment advisory agreement. In its capacity as adviser, sub-adviser or sole shareholder of the adviser to those investment companies, separately managed accounts and other pooled investment vehicles which directly own Shares, and pursuant to the terms of the applicable investment advisory agreements, OFI may be deemed to have voting and dispositive power over the Shares referenced in this Schedule 13D as described in Item 5.

The name, business address and present principal employment, and the name and principal business address of any corporation or other organization in which such employment is conducted, of each natural person that is a director or executive officer of the Reporting Persons is set forth on Exhibit 99.1 hereto and is incorporated by reference herein.

(d)           During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the individuals listed on Exhibit 99.1 hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

CUSIP No. 43742E102	SCHEDULE 13D	Page 5 of 8 Pages

(e)           During the last five years, neither the Fund nor, to the best knowledge of the Reporting Persons, any of the individuals listed on Exhibit 99.1 hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In a settled order instituting administrative cease-and-desist proceedings dated June 6, 2012, the SEC found that OFI and OppenheimerFunds Distributor, Inc. violated sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933, and that OFI violated section 34(b) of the Investment Company Act of 1940 and Section 206(4) of the Investment Advisers Act of 1940 and Rule 206(4)-8 thereunder. Pursuant to the same order, the SEC imposed sanctions including a civil monetary penalty, disgorgement, cease and desist and censure and undertaking. OFI paid disgorgement of $9,879,706, prejudgment interest of $1,487,190 and a civil money penalty of $24,000,000, which was released to the SEC on June 6, 2012.

(f)           The citizenship of each director or executive officer of the Reporting Persons is set forth in Exhibit 99.1 hereto.

Item 3.            Source and Amount of Funds or Other Consideration.

OFI owns no Shares directly. All Shares beneficially owned by OFI were acquired by its advisory clients, including investment companies, separately managed account clients and other pooled investment vehicles, using, in the aggregate, approximately $244,535,338 of their own working capital and other resources.

In acquiring the 6,717,713 Shares directly owned by the Fund, the Fund expended approximately $210,071,274 (excluding commission) of its working capital and other resources.

Item 4.            Purpose of Transaction.

The Reporting Persons have acquired beneficial ownership of the Reporting Persons’ securities for investment purposes as part of  the Reporting Persons’ asset management business.  The Reporting Persons have reviewed the Issuer’s press release, dated June 11, 2015, in which the Issuer announced that it has received a proposal to “take the Company private” from a group of persons, including officers and directors of the Issuer, at a price of U.S. $32.81 per American Depository Share.  The Reporting Persons believe that this price undervalues the Issuer and is inadequate.  The Reporting Persons intend to communicate with other shareholders and other persons and take such other action as they deem to be appropriate to see that they are not forced to sell the shares of which they are the beneficial owners or direct owners, as applicable, for what they believe to be an inadequate and unfair price and to see that their rights and the value of these holdings are not otherwise prejudiced.

Each Reporting Person reserves the right to acquire or dispose of the Issuer’s securities in the open market, in privately negotiated transactions or otherwise in furtherance of its investment objectives.

Except as set forth above, the Reporting Persons have no specific plans or proposals that would result in the transactions or have the effects enumerated in paragraphs (a) through (j) of this Item 4.

Item 5.            Interest in Securities of the Issuer.

(a) – (b) As of June 29, 2015, OFI is the beneficial owner of 7,863,983 Shares, which represent approximately 16.37% of the Issuer’s outstanding Ordinary Shares. This percentage is based on a total of 96,052,580 Ordinary Shares outstanding as of March 31, 2015, as reported by the Issuer in its current

CUSIP No. 43742E102	SCHEDULE 13D	Page 6 of 8 Pages

report on Form 6-K dated May 13, 2015. In its capacity as investment adviser to certain of those investment companies, separately managed accounts and other pooled investment vehicles which directly own Shares, and pursuant to the terms of the applicable investment advisory agreements, OFI has voting and dispositive power with respect to, and may be deemed to beneficially own, all of the Shares directly owned by its advisory clients. In its capacity as sole shareholder of the investment adviser to certain of those investment companies, separately managed accounts and other pooled investment vehicles which directly own Shares, has shared voting and dispositive power with respect to, and may be deemed to beneficially own, all of the Shares which may be deemed to be beneficially owned by OFI’s wholly owned subsidiaries pursuant to the terms of the applicable investment advisory agreements between such subsidiaries and their advisory clients.

As of  June 29, 2015, the Fund is the beneficial owner of 6,717,713 Shares, which represent approximately 13.99% of the Issuer’s outstanding Ordinary Shares. This percentage is based on a total of 96,052,580 Ordinary Shares outstanding as of March 31, 2015, as reported by the Issuer in its current report on Form 6-K dated May 13, 2015. Pursuant to an investment management agreement, the Fund shares with OFI the power to vote or to direct the vote and the power to dispose of or to direct the disposition of the Shares. The Fund expressly disclaims beneficial ownership of any Ordinary Shares beneficially owned by OFI, other than the Shares to which this Schedule 13D relates.

 (c)           No transactions in the Shares were effected by the Fund during the past 60 days.

Information concerning transactions in the Shares effected by OFI on behalf of its advisory clients during the past 60 days is set forth in Exhibit 99.3 and is incorporated by reference.

(d)           Except as set forth in this Item 5, no person other than the Fund is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e)           Not applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.2 with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Except as otherwise set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.

Exhibit 99.1    Information Concerning the Reporting Persons
Exhibit 99.2    Joint Filing Agreement
Exhibit 99.3    Description of Transactions in the Shares Effected by OFI During the Past 60 Days

CUSIP No. 43742E102	SCHEDULE 13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 29, 2015

OPPENHEIMERFUNDS, INC.

By:	/s/ Mary Ann Picciotto
Name: Mary Ann Picciotto
Title: Chief Compliance Officer

OPPENHEIMER DEVELOPING MARKETS FUND

By:	OPPENHEIMERFUNDS, INC., as its
investment adviser and agent

By:	/s/ Mary Ann Picciotto
Name: Mary Ann Picciotto
Title: Chief Compliance Officer

CUSIP No. 43742E102	SCHEDULE 13D	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit 99.1     Information Concerning the Reporting Persons
Exhibit 99.2     Joint Filing Agreement
Exhibit 99.3     Description of Transactions in the Shares Effected by OFI During the Past 60 Days